

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2022

Suqin Li
Chief Executive Officer
Majestic Ideal Holdings Ltd
22/F, China United Plaza
1002-1008, Tai Nan West Street
Cheung Sha Wan, Kowloon, Hong Kong

> **Re: Majestic Ideal Holdings Ltd**
> **Amendment No. 6 to Draft Registration Statement on Form F-1**
> **Submitted November 7, 2022**
> **CIK No. 0001897532**

Dear Suqin Li:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 6 to Draft Registration Statement on Form F-1 submitted November 7, 2022

Enforceability of Civil Liabilities, page 5

1.   We note your response to prior comment 5. If you did not consult counsel regarding the disclosure on pages 6 and 7 and the disclosure on page 125 about Hong Kong, then discuss why you did not consult counsel.

Exhibits

2.   We note your response to prior comment 4. Please file as an exhibit the consent of Loeb & Loeb LLP.

Suqin Li
Majestic Ideal Holdings Ltd
November 21, 2022
Page 2

      You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc: Lawrence S. Venick, Esq.